Exhibit A

Ceragon Networks Reports Financial Results for the First Quarter of 2020

May 4, 2020

CERAGON NETWORKS REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER OF 2020

-    Weak COVID-19-driven results countered by strong bookings and renewed orders from strategic customers –

-    Increasing demand for broadband connectivity in the ‘new normal’ expected to accelerate 5G network deployments, creating long-term demand for Ceragon wireless hauling solutions -

Little Falls, New Jersey, May 4, 2020 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless hauling specialist, today reported results for the first quarter ended March 31, 2020.

First Quarter 2020 Highlights
•	Weak results reflecting COVID-19 challenges compounded by normal Q1 seasonality
•	Strong bookings (book-to-bill ratio well above 1) as service providers addressed increased demand for broadband connectivity
•	Return of India as major source of business; highest Q1 bookings in Europe in 6 years
•
Management believes trends created by the COVID-19 crisis will accelerate the global 5G network rollout, driving long-term growth momentum for Ceragon. However, management remains cautious because of the risk of a potential worldwide recession.

Primary Financial Results:

Revenues: $55.9 million compared with $69.2 million for Q1’19 and $71.3 million for Q4’19.

Gross margin: 25.1% compared to 35.6% for Q1’19 and 31.7% for Q4’19.

Operating income (loss): $(6.0) million compared with $3.2 million for Q1’19 and $(2.2) million for Q4’19.

Net income (loss): $(6.9) million, $(0.09) per diluted share compared with $0.8 million, $0.01 per diluted share for Q1’19 and $(4.1) million, or $(0.05) per diluted share for Q4’19.

Non-GAAP results: gross margin 25.1%, operating loss $(5.6) million, and net loss $(6.7) million, or $(0.08) per diluted share. For reconciliation of GAAP to non-GAAP results, see the attached tables.

Cash and cash equivalents: $44.1 million at March 31, 2020, compared to $23.9 million at December 31, 2019.

Commenting on the results, Ira Palti, President and CEO of Ceragon, said, “Our results were in line with the business update we provided on April 6th, reflecting the normal seasonality of the first quarter compounded by the disruption created by the COVID-19 environment. At the same time, the sweeping changes that the pandemic has made in the way we all work, shop, learn and stay entertained have created a global surge in demand for broadband capacity that has increased demand for our products. Although no one knows how to predict the timing of the recovery, the fact that broadband connectivity is now recognized as an essential utility brings urgency to the need to increase the capacity of existing networks and to extend network coverage to more of the population. During the first quarter, this trend accelerated bookings for our wireless hauling solutions, and we believe it will accelerate the transition to 5G, further emphasizing the need for our differentiated technologies.”

Mr. Palti continued, “In the meantime, we are fully focused on serving our customers in today’s dynamic environment. We are proud of our success in meeting our commitments in the face of supply chain disruptions, and working to overcome challenges as they arise. We are pleased that India’s Airtel has recently placed a large order, indicating the return of India as a major focus market after last year’s slowdown. In Europe, we had the strongest first-quarter bookings in six years, and in Latin America we continued executing on expansion projects across the continent.”

Mr. Palti concluded, “Looking forward, concerns of a global recession could surely delay operators’ network investments, dampening short-to-mid-term demand for our equipment. However, with strong ongoing operations, a healthy balance sheet and a new urgency to the 5G market, we believe we are positioned favorably and expect to emerge from today’s challenges as a leader in a growing market.”

Supplemental revenue breakouts by geography:

First quarter 2020:

• Europe:	15%
• Africa:	6%
• North America:	13%
• Latin America:	20%
• India:	25%
• APAC	21%

A conference call will follow beginning at 9:00 a.m. EST. Investors are invited to join the company’s teleconference by calling (USA) (844) 291-6360 or international +1 (234) 720-6993 and using the following access code: 6063623.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website on the webcasts page in the section for investors: www.ceragon.com/investors/webcasts/ selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: (USA) (866) 207-1041 (International) +1 (402) 970-0847, with access code: 8883765. This audio replay will be available through June 4, 2020.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless hauling specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G, mission-critical multimedia services and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless hauling provides highly reliable, fast to deploy, high-capacity wireless hauling for 5G and 4G networks with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Safe Harbor
Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk of a disruption to our and our customers’ business related to the outbreak of the novel coronavirus (COVID-19) pandemic (“Coronavirus”); the risk of macro-economic downturn and slowdown of development and significant decline of business that can harm our and our customers’ ability to conduct or further develop our/their business, including, cancellation, suspension or reduction in the investment in new equipment purchases, postponement or cancellation of rollout of wireless networks, postponement in the transition to 5G technologies and in the introduction of new products and capabilities, inability to deliver and perform under our contracts, disruption to our supply chain and production capacity, adverse effect on our and our customers’ financial performance, cash flow, revenue and financial results, available cash and financing, and our ability to bill and collect amounts due from our customers; the risks relating to the concentration of a significant portion of Ceragon's expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues, including the risks of deviations from our expectations of timing and size of orders from these customers; the risk of delays in converting design wins into revenue as well as the expected revenue growth; risks associated with any failure to meet our product development timetable and specifications and to maintain our technological advantage over our competitors; risks associated with any failure to effectively compete with other wireless equipment providers; the risk that the rollout of 5G services could take longer or differently than anticipated; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F, Item 3, under the caption “Risk Factors”, and Ceragon's other filings with the Securities and Exchange Commission, that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our announcements, presentations, or commentary will prove to be accurate. We do not assume any obligation to update any forward-looking statements.

Investors:
Osi Sessler
+972 3 5431047
investor@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
media@ceragon.com

-tables follow-

Ceragon Reports First Quarter 2020 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended
	March 31,
	2020	2019

Revenues	$55,871	$69,163
Cost of revenues	41,861	44,531

Gross profit	14,010	24,632

Operating expenses:
Research and development, net	7,290	6,164
Selling and marketing	8,273	9,462
General and administrative	4,456	5,782

Total operating expenses	$20,019	$21,408

Operating income (loss)	(6,009)	3,224
Financial expenses and others, net	308	1,109

Income (loss) before taxes	(6,317)	2,115

Taxes on income	380	1,134
Equity loss in affiliates	183	173

Net income (loss)	$(6,880)	$808

Basic net income (loss) per share	$(0.09)	$0.01
Diluted net income (loss) per share	$(0.09)	$0.01

Weighted average number of shares used in computing basic net income (loss) per share	80,764,932	80,113,607

Weighted average number of shares used in computing diluted net income (loss) per share	80,764,932	82,333,627

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31, 2020	December 31, 2019
ASSETS	Unaudited	Audited

CURRENT ASSETS:
Cash and cash equivalents	$44,120	$23,939
Trade receivables, net	104,185	118,531
Other accounts receivable and prepaid expenses	12,215	11,033
Inventories	59,659	62,132

Total current assets	220,179	215,635

NON-CURRENT ASSETS:
Long-term bank deposits	16	17
Deferred tax assets	8,130	8,106
Severance pay and pension fund	5,654	5,661
Property and equipment, net	33,589	34,865
Intangible assets, net	8,033	7,898
Other non-current assets	17,070	17,707

Total non-current assets	72,492	74,254

Total assets	$292,671	$289,889

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$55,553	$59,635
Deferred revenues	3,343	1,734
Short-term loans	32,855	14,600
Other accounts payable and accrued expenses	25,598	28,399

Total current liabilities	117,349	104,368

LONG-TERM LIABILITIES:
Accrued severance pay and pension	10,295	10,709
Deferred revenues	6,265	6,265
Other long-term payables	7,348	8,126

Total long-term liabilities	23,908	25,100

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	215	215
Additional paid-in capital	418,734	418,062
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(10,765)	(8,666)
Accumulated deficits	(236,679)	(229,099)

Total shareholders' equity	151,414	160,421

Total liabilities and shareholders' equity	$292,671	$289,889

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended
	March 31,
	2020	2019
Cash flows from operating activities:
Net Income (loss)	$(6,880)	$808
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:

Depreciation and amortization	2,704	2,120
Stock-based compensation expense	426	475
Decrease (increase) in trade and other receivables, net	11,868	(6,391)
Decrease (increase) in inventory, net of write-off	1,997	(14,150)
Decrease (increase) in deferred tax asset, net	(24)	590
Increase (decrease) in trade payables and accrued Liabilities	(8,130)	15,583
Increase in deferred revenues	1,609	376
Other adjustments	(443)	(31)
Net cash provided by (used in) operating activities	$3,127	$(620)

Cash flows from investing activities:
Purchase of property and equipment, net	(959)	(3,991)
Purchase of intangible assets, net	(243)	(2,189)
Proceeds from bank deposits	-	940
Net cash used in investing activities	$(1,202)	$(5,240)

Cash flow from financing activities:
Proceeds from bank credits and loans, net	18,255	-
Proceeds from exercise of options	246	66
Net cash provided by financing activities	$18,501	$66

Translation adjustments on cash and cash equivalents	$(245)	$(33)

Increase (decrease) in cash and cash equivalents	$20,181	$(5,827)

Cash and cash equivalents at the beginning of the period	23,939	35,581

Cash and cash equivalents at the end of the period	$44,120	$29,754

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended March 31,
	2020	2019

GAAP cost of revenues	$41,861	$44,531
Stock based compensation expenses	(27)	(15)
Changes in indirect tax positions	(1)	(21)
Non-GAAP cost of revenues	$41,833	$44,495

GAAP gross profit	$14,010	$24,632
Gross profit adjustments	28	36
Non-GAAP gross profit	$14,038	$24,668

GAAP Research and development expenses	$7,290	$6,164
Stock based compensation expenses	(89)	(103)
Non-GAAP Research and development expenses	$7,201	$6,061

GAAP Sales and Marketing expenses	$8,273	$9,462
Stock based compensation expenses	(100)	(175)
Non-GAAP Sales and Marketing expenses	$8,173	$9,287

GAAP General and Administrative expenses	$4,456	$5,782
Stock based compensation expenses	(210)	(182)
Non-GAAP General and Administrative expenses	$4,246	$5,600

GAAP financial expenses and others, net	$308	$1,109
Leases – financial income	450	26
Non-GAAP financial expenses and others, net	$758	$1,135

GAAP Tax expenses	$380	$1,134
Non-cash tax adjustments	(15)	(618)
Non-GAAP Tax expenses	$365	$516

GAAP equity loss in affiliates	$183	$173
Other non-cash adjustments	(183)	(173)
Non-GAAP equity loss in affiliates	$-	$-

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2020	2019

GAAP net income (loss)	$(6,880)	$808
Stock based compensation expenses	426	475
Changes in indirect tax positions	1	21
Leases – financial income	(450)	(26)
Non-cash tax adjustment	15	618
Other non-cash adjustment	183	173

Non-GAAP net income (loss)	$(6,705)	$2,069

GAAP basic net income (loss) per share	$(0.09)	$0.01

GAAP diluted net income (loss) per share	$(0.09)	$0.01

Non-GAAP diluted net income (loss) per share	$(0.08)	$0.03

Weighted average number of shares used in computing GAAP basic net income (loss) per share	80,764,932	80,113,607

Weighted average number of shares used in computing GAAP diluted net income (loss) per share	80,764,932	82,333,627

Weighted average number of shares used in computing Non-GAAP diluted net income (loss) per share	80,764,932	82,701,755